Aethlon Medical, Inc.

11555 Sorrento Valley Road, Suite 203

San Diego, CA 92121

January 14, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aethlon Medical, Inc.
Registration Statement on Form S-1 Filed January 7, 2026
File No. 333-292598

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Aethlon Medical, Inc., a Nevada corporation (the “Registrant”), hereby respectfully requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-292598) to become effective on Friday, January 16, 2026, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Commission will consider this request as a confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes its counsel, Dennis J. Doucette, Esq. of Procopio, Cory, Hargreaves & Savitch LLP, to orally modify or withdraw this request for acceleration. Please contact Mr. Doucette at (858) 720-6322 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Sincerely,

AETHLON MEDICAL, INC.

/s/ James B. Frakes
James B. Frakes
Chief Executive Officer and Chief Financial Officer